BAKER & McKENZIE
貝克・麥堅時律師事務所

Baker & McKenzie
14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07027790

RECEIVED

November 1, 2007

SUPPL

Our Ref: 32201000-000001

By Hand

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

PROCESSED
NOV 0 8 2007
THOMSON
FINANCIAL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 00405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the overseas regulatory announcements and brief English descriptions of such documents relating to the Company since September 3, 2007, copies of which are enclosed with this letter (a list of index is provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Ingrid Ling

Allen Shyu/Zha Zheng/Ingrid Ling

Encl.

<u>**Annex 1**</u>

A List of Documents Made Public in connection with the Listing since our last submission on September 3, 2007

1. Announcement of Unusual Price and Trading Volume Movements, dated October 31, 2007, by the Company.

Jin Jiang
Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

UNUSUAL PRICE AND TRADING VOLUME MOVEMENTS

This statement is made at the request of The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). We have noted today's increases in the price and trading volume of the shares of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "**Company**").

We wish to state that we are not aware of any reasons for such increases. We confirm that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under Rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). We are also not aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price sensitive nature.

Made by order of the Company, the board of directors of which (the "**Board**") individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, the People's Republic of China, 31 October 2007

As at the date of this announcement, the executive directors of the Company are Mr. Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr. Yuan Gongyao, Mr. Xu Zurong, Mr. Han Min and Mr. Kang Ming, the non-executive director of the Company is Mr. Shen Maoxing, and the independent non-executive directors of the Company are Mr. Ji Gang, Mr. Xia Dawei, Mr. Sun Dajian, Mr. Rui Mingjie, Mr. Yang Menghua, Mr. Tu Qiyu, Mr. Shen Chengxiang and Mr. Lee Chung Bo.

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END